Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,	Year Ended December 31,				For the Period from July 9, 2007 through December 31
(dollars in thousands)	2012	2011	2010	2009	2008	2007

Net income (loss) attributable to common stockholders	$65,224	$(9,442)	$6,537	$(2,350)	$487	$867
Additional fixed charge (interest expense)	$6,929	$11,856	$1,207	$14	$-	$-
Earnings adjusted	$72,153	$2,414	$7,744	$(2,336)	$487	$867
Ratio of earnings to fixed charges	10.41	0.20	6.42	NM(1)	NM(1)	NM(1)

(1)
Enterprise Acquisition Corp., the accounting acquirer in the merger with ARMOUR completed on November 6, 2009, was formed on July 9, 2007 as a development stage company with no operations.  Prior to November 6, 2009, the ratio of earnings to fixed charges is not a meaningful measure.